PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2016 THIRD QUARTER FINANCIAL RESULTS WEDNESDAY, NOVEMBER 2, 2016 AT 11:00 AM (ET)

Brookfield News, October 5, 2016 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2016 third quarter financial results will be released prior to the market open on Wednesday, November 2, 2016. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Wednesday, November 2 at 11:00 AM (ET). Scheduled speakers are Chief Executive Officer Brian Kingston and Chief Financial Officer Bryan Davis.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, http://bpy.brookfield.com before the market open on November 2, 2016.

To participate in the conference call, please dial toll free 877-397-0298 or toll 719-325-4761, passcode: 1001861, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at http://bpy.brookfield.com.

A replay of this call can be accessed through November 9, 2016 by dialing toll free 888-203-1112 or toll 719-457-0820, passcode: 1001861. A replay of the webcast will be available at http://bpy.brookfield.com for 90 days.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 149 premier office properties and 128 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please visit https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8 to download on your iPhone or iPad or https://play.google.com/store/apps/details?id=com.theirapp.brookfield for your Android mobile device.

Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com